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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-61319


                          PROSPECTUS SUPPLEMENT NO. 2

                              Dated July 26, 2004

                   To the Prospectus dated September 21, 1998

                     GLENBOROUGH REALTY TRUST INCORPORATED


     Glenborough Realty Trust Incorporated (the "Company") has prepared this Prospectus Supplement to update certain information included in the Company's Prospectus dated September 21, 1998 relating to 1,458,152 shares of the Company's Common Stock, par value $.001 per share, issuable upon conversion of 1,458,152 units (the "Units") of limited partnership interest of Glenborough Properties, L.P. if and to the extent that the holders of the Units tender such Units for redemption and the Company elects to redeem such Units for shares of Common Stock rather than for cash.

     Pursuant to a Merrill Lynch Loan Management Account Agreement by and among Glenborough Partners, a California limited partnership (the "Pledgor"), Merrill Lynch Bank USA. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Loan Agreement"), 149,550 Units and underlying shares of Common Stock that are subject to this prospectus have been pledged by the Pledgor to Merrill Lynch Bank USA. as security for a loan or other extension of credit to the Pledgor. Upon a default under the Loan Agreement, Merrill Lynch Bank USA., its parent, Merrill Lynch & Co. Inc. or any subsidiary thereof, may be a selling holder hereunder and upon the exchange of such Partnership Common Units, may sell the applicable shares of Common Stock offered by this prospectus.